Exhibit 99.1

Weibo Corporation Announces Proposed Offering of
US$300 Million Convertible Senior Notes

BEIJING, November 29, 2023 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB; HKEX: 9898), a leading social media in China, today announced a proposed offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$300 million due 2030 (the “Notes”), subject to market conditions and other factors. The Company intends to grant the initial purchaser in the Notes Offering an option, exercisable within a 30-day period, beginning on and including the date of the Notes Offering, to purchase up to an additional US$30 million in aggregate principal amount of the Notes.

The Company plans to use the net proceeds from the Notes Offering to refinance a portion of its outstanding 3.5% senior notes due 2024.

When issued, the Notes will be senior, unsecured obligations of Weibo. The Notes will mature on December 1, 2030, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders may convert the Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company’s American depositary shares, each representing one Class A ordinary share (the “ADSs”), or a combination of cash and ADSs, at the Company’s election. Holders may elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

If the amount of the Notes that remains outstanding at any time is less than 10% of the aggregate principal amount of the Notes outstanding at the time of initial issuance, the Company may redeem for cash all but not part of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Company may also redeem for cash all but not part of the Notes in the event of certain tax law changes.

Holders of the Notes may require the Company to repurchase for cash all or part of their Notes on December 6, 2027 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a fundamental change.

The Company expects that certain purchasers of the Notes may establish a short position with respect to its ADSs by short selling its ADSs or by entering into short derivative positions with respect to its ADSs (including entering into derivatives with an affiliate of the initial purchaser in the Notes Offering), in each case, in connection with the Notes Offering. Any of the above market activities by purchasers of the Notes could increase (or reduce any decrease in) or decrease (or reduce any increase in) the market price of the Company’s ADSs or the Notes at that time, and the Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Notes or its ADSs.

In order to facilitate short positions by some holders of the Notes for purposes of hedging their investment in the Notes, concurrently with the Notes Offering, the Company will enter into an ADS lending agreement with an affiliate of the initial purchaser in the Notes Offering (such affiliate being the “ADS Borrower”), pursuant to which the Company will lend a certain number of ADSs (the “Borrowed ADSs”) to the ADS Borrower (the “Registered ADS Borrow Facility”). The Borrowed ADSs will be offered in a separate SEC-registered offering by the underwriter in such offering pursuant to a prospectus supplement and an accompanying base prospectus (the “Delta Placement of Borrowed ADSs”). The number of Borrowed ADSs will be determined at the time of pricing of the Delta Placement of Borrowed ADSs. The Company has been informed by the ADS Borrower that it or its affiliates intends to use the short position created by the concurrent sale of the Borrowed ADSs to facilitate privately negotiated derivatives transactions related to the Notes. The Borrowed ADSs are expected to be sold concurrently with the pricing of the Notes. The activity described above could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time.

The closing of the Notes Offering and the closing of the Delta Placement of Borrowed ADSs are contingent upon each other.

The ADS Borrower or its affiliate will receive all of the proceeds from the sale of the Borrowed ADSs and the Company will not receive any of those proceeds, but the ADS Borrower will pay the Company a nominal processing fee for the use of those ADSs pursuant to the Registered ADS Borrow Facility.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, prior to the resale restriction termination date (as set forth in the terms of the Notes) and the Class A ordinary shares represented thereby or deliverable upon conversion of Notes in lieu thereof have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisements that conform to the information feed on its platform. To support the mobile format, Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, the terms of the Notes, whether the Company will complete the Notes Offering and a description of various hedging activities contain forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts

Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com

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